BB 3/6

06003353

UNITEDSTATES
[. . .]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

A/S 3/13

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercarolina Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Avenue, Suite 400
(No. and Street)

Greensboro	North Carolina	27410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph E. Navolanic (336) 288-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breslow Starling Frost Warner Boger Hiatt, PLLC
(Name – *if individual, state last, first, middle name*)

Post Office Box 10345	Greensboro	NC	27404
(Address)	(City)	(State)	(Zip Code)

MAR 01 2006 WASH. DC 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph E. Navolanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J Navolanic
Signature

President
Title

Anne Hunter Nelson
Notary Public

ANNE HUNTER NELSON
NOTARY PUBLIC
GUILFORD COUNTY, NC
My Commission Expires 07-25-2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Intercarolina Financial Services, Inc.

Greensboro, North Carolina

Financial Statements

December 31, 2005

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

Intercarolina Financial Services, Inc.

Greensboro, North Carolina

December 31, 2005

TABLE OF CONTENTS

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

3825 West Market Street
Suite 200
Greensboro, NC 27404
Voice: 336-292-6872
Fax: 336-292-6885

Mailing Address
P.O. Box 10345
Greensboro, NC 27404

Member of

American Institute of Certified Public Accountants

North Carolina Association of Certified Public Accountants

Independent Auditors' Report

February 8, 2006

To the Stockholders
Intercarolina Financial Services, Inc.
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercarolina Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Certified Public Accountants

Intercarolina Financial Services, Inc.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	69,341
Deposits with Clearing Organizations		15,000
Accounts Receivable:		
Clearing Broker		22,966
Mutual Fund Companies		193,673
Stockholders		2,600
Other		2,409
Securities Owned:		
Not Readily Marketable, at Estimated Fair Value		1,700
Prepaid Items		5,483
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $46,237		21,187
TOTAL ASSETS	**$**	**334,359**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$	178,527
Accounts Payable, Accrued Expenses and Other Liabilities		19,609
Capital Lease Obligation		2,728
TOTAL LIABILITIES		**200,864**
Stockholders' Equity		
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)		1,338
Additional Paid-in Capital		48,518
Retained Earnings		83,639
TOTAL STOCKHOLDERS' EQUITY		**133,495**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**334,359**

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 3,352,761
Other	2,232
TOTAL REVENUES	**3,354,993**
Expenses	
Commissions	2,885,607
Officers' Salaries	65,548
Employees' Compensation	127,680
Payroll Taxes and Fringe Benefits	15,479
Occupancy	107,068
Regulatory and Exchange Fees	25,737
Office Expense	29,179
Legal and Accounting	13,450
Taxes and Licenses	9,543
Other Operating Expenses	2,423
Less Amounts Allocated to Brokers	(143,049)
TOTAL EXPENSES	**3,138,665**
NET INCOME	**$ 216,328**

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2005	$ 1,338	$ 48,518	$ 102,414	$ 152,270
Net Income	0	0	216,328	216,328
Dividends Paid	0	0	(235,103)	(235,103)
Stockholders' Equity December 31, 2005	$ 1,338	$ 48,518	$ 83,639	$ 133,495

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2005

Balance, January 1, 2005	$ -
Increases (Decreases), 2005	-
Balance, December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flow from Operating Activities:	
Net Income	$ 216,328
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	7,807
Increase (Decrease) in Operating Assets:	
Receivables from Broker and Mutual Fund Companies	(16,074)
Other Receivables	1,819
Prepaid Items	(377)
Increase in Operating Liabilities:	
Accounts Payable and Accrued Expenses	3,059
Net Cash Provided by Operating Activities	**212,562**
Cash Flows from Investing Activities	
Repayment of Capital Lease Obligation	(12,823)
Net Cash Used by Investing Activities	**(12,823)**
Cash Flows from Financing Activities:	
Dividends Paid	(235,103)
Net Cash Used by Financing Activities	**(235,103)**
Net Decrease in Cash	**(35,364)**
Cash at Beginning of Year	**104,705**
Cash at End of Year	**$ 69,341**
Supplemental Disclosure of Cash Flow Information:	
Cash paid for:	
Interest	$ 632

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization and Operations - Intercarolina Financial Services, Inc., "The Company" was incorporated on September 16, 1986 under the laws of North Carolina. The Company operates as a fully disclosed brokerage firm that clears stocks, options, and municipal security trades through a clearing broker. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company's primary office is located in Greensboro, North Carolina. Branch offices are located in five other North Carolina cities.

Accounting Records - The Company maintains its records on the accrual basis of accounting.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - Bad debts are accounted for using the direct write-off method. The expense is recognized only when a specific receivable is deemed uncollectible. Management considers the results of using this method to approximate those of the allowance method.

Furniture, Equipment, and Vehicles – Furniture, equipment, and vehicles are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $7,807 in 2005.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the Company's federal and state taxable income or loss is passed through to the individual stockholders. Therefore, no provision or liability for income tax has been included in these financial statements.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Compensated Absences - The amount associated with compensated absences has not been accrued because it cannot be reasonably estimated.

Deposits Held In Financial Institutions - As of December 31, 2005, the Company had demand deposits in financial institutions that exceeded deposit insurance provided by the guaranty agency by approximately $249,000.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company has an investment representing less than 1% of the issued common stock of an untraded company and an investment in 300 NASDAQ warrants. These investments are valued at management's estimate of fair value.

NOTE 3 - Commitments and Contingencies

The Company leases its Greensboro office under an operating-lease agreement. Rent expense for the year ended December 31, 2005 was $69,754. At December 2005, future minimum lease obligations are as follows:

2006	$ 68,801
2007	70,865
2008	23,853
Total future minimum lease payments	$ 163,519

NOTE 4 – Concentrations

Approximately 31% of the Company's revenues was generated by a single broker group.

NOTE 5 - Related-Party Transactions

The stockholders' receivable of $2,600 represents an unsecured non-interest-bearing advance.

NOTE 6 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2005.

NOTE 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $91,056, which was $86,056 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.21 to 1 at December 31, 2005.

NOTE 8 – Capital Leases

The Company leases a vehicle under a capital lease expiring in 2006. The asset and liability under the capital lease is recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is amortized over the lower of its related lease term or its estimated productive life. Amortization of the asset under this capital lease is included in the depreciation expense for 2005.

Property held under capital lease at December 31, 2005:

Vehicles	$ 19,000
Less accumulated amortization	(9,183)
	$ 9,817

Future minimum lease payments under capital lease obligations as of December 31, 2005 are as follows:

2006	$ 2,770
Less amount representing interest	(43)
Net capital lease obligation	$ 2,727

The interest rate on the capitalized lease is 6.803% and is imputed based on the lessor's implicit rate of return.

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net Capital

Total stockholders' equity qualified for Net Capital	$	133,495
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		133,495
Deductions and/or Charges:		
Non-allowable assets:		
Net variable annuities commissions receivable over 30 days		4,060
Receivables from stockholders		2,600
Receivables from brokers and other		2,409
Securities not readily marketable		1,700
Property and equipment, net		21,187
Prepaid Items		5,483
Fidelity-bond deductible		5,000
		42,439
Net Capital	$	91,056

Aggregate Indebtedness

Total aggregate indebtedness included in Statement of Financial Condition	$	200,864
Percent of aggregate indebtedness to net capital		221%

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	13,398
Minimum dollar net capital requirement	$	5,000

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Exemptive Provision Under Rule 15c3-3

An exemption from Rule 15c3-3 is claimed under section (K)(2)(B). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Reconciliation of Computation of Net Capital Under Rule 15c3-1 with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2003)

Net Capital, as reported in Company's Part II FOCUS report: (unaudited)	$	64,001
Audit Adjustments:		
Residual commissions earned at December 31, 2005 but not received until January 2006 and other receivable adjustments		85,436
Underaccrued commissions and other liabilities at December 31, 2005		(57,049)
Adjustment related to the accounting for capital lease obligations		(1,332)
Net Capital, as reported on previous page	$	91,056

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

3825 West Market Street
Suite 200
Greensboro, NC 27404
Voice: 336-292-6872
Fax: 336-292-6885

Mailing Address
P.O. Box 10345
Greensboro, NC 27404

Member of

American Institute
of Certified Public
Accountants

North Carolina
Association of
Certified Public
Accountants

February 8, 2006

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholders
INTERCAROLINA FINANCIAL SERVICES, INC.
Greensboro, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Intercarolina Financial Services, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

This report is intended solely for use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a - 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Certified Public Accountants